
07003760

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

BB 3/12

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12//31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berwyn Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 Lancaster Avenue
(No. and Street)

Berwyn (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Ryan 610-296-7222 x30
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, Suite 250, 512 Township Line Road, Blue Bell, PA 19422-2700
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KD 3/13

OATH OR AFFIRMATION

I, Kevin M. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berwyn Financial Services Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORPORATE: BFS-800279, BFS-800244, BFS-800287 & BFS-800457.
KEVIN M. RYAN: BFS-400017.
EDWARD A KILLEN: BFS-100404, BFS-601705, BFS-601853, BFS-601934 & BFS-602361.
ROBERT E. KILLEN: BFS-400009, BFS-400033, BFS-701564, BFS-601799, BFS-601780 & BFS-601802.

Sworn to and subscribed before me this 27th day of Feb 2007.

Kevin M Ryan
Signature

PRESIDENT
Title

Nancy M. Dalton
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
NANCY M. DALTON, Notary Public
Easttown Twp., Chester County
My Commission Expires December 2, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berwyn Financial Services Corp.

Financial Report
December 31, 2006

Berwyn Financial Services Corp.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying balance sheets of Berwyn Financial Services Corp. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 15, 2007

Berwyn Financial Services Corp.

Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets		
Current Assets		
Cash	$ 1,310	$ 1,211
Commissions receivable	17,900	22,782
Dividend and other receivables	-	25,656
Investments, at fair value	346,202	339,639
Prepaid expenses	6,786	6,518
Prepaid taxes	2,053	2,053
Total current assets	374,251	397,859
Equipment, net of accumulated depreciation of $34,715 in 2006 and $34,214 in 2005	1,124	1,712
Other Assets		
Deferred tax asset	50,400	33,000
Restricted cash	75,000	75,000
	125,400	108,000
	$ 500,775	$ 507,571
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ 190,091	$ 131,482
Accounts payable and accrued expenses	10,395	11,280
Accrued profit sharing expense	40,902	63,028
Deferred tax liability	15,700	14,000
Total current liabilities	257,088	219,790
Stockholders' Equity		
Common stock, $1 par value; 20,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	60,000	60,000
Retained earnings	164,187	208,281
	243,687	287,781
	$ 500,775	$ 507,571

See Notes to Financial Statements.

Berwyn Financial Services Corp.

Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions and fees	$ 379,047	$ 546,875
Interest and dividends	72,734	46,619
Unrealized gain on investments, net	6,564	2,543
Other	1,800	1,500
	460,145	597,537
Expenses		
Depreciation	588	777
Dues and subscriptions	3,531	5,357
Employee benefits	17,330	15,553
Insurance	1,097	599
Interest	14,798	2,111
Management fee	25,642	23,945
Miscellaneous	1,942	1,775
Office	8,624	8,922
Payroll taxes	11,869	18,404
Professional fees	15,500	13,335
Profit sharing	40,902	63,028
Registration fees and other taxes	11,905	13,090
Rent	12,240	10,965
Salaries and bonuses	163,608	285,244
Trade clearing	187,835	233,142
Travel	2,528	2,148
	519,939	698,395
Loss before income taxes	(59,794)	(100,858)
Income tax benefit	15,700	24,200
Net loss	$ (44,094)	$ (76,658)

See Notes to Financial Statements.

Berwyn Financial Services Corp.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance, January 1, 2005	19,500	$ 19,500	$ 60,000	$ 284,939
Net loss	-	-	-	(76,658)
Balance, December 31, 2005	19,500	19,500	60,000	208,281
Net loss	-	-	-	(44,094)
Balance, December 31, 2006	19,500	$ 19,500	$ 60,000	$ 164,187

See Notes to Financial Statements.

Berwyn Financial Services Corp.

Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities		
Net loss	$ (44,094)	$ (76,658)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	588	777
Deferred income tax benefit	(15,700)	(24,200)
Unrealized gain on investments, net	(6,563)	(2,543)
Change in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid taxes	-	(1,053)
Commissions receivable	4,882	4,773
Dividend and other receivables	25,656	(8,676)
Prepaid expenses	(268)	6,126
Accounts payable and accrued expenses	(885)	(7,827)
Accrued profit sharing expense	(22,126)	31,753
Net cash used in operating activities	(58,510)	(77,528)
Cash Flows from Financing Activities, net increase in line of credit	58,609	77,365
Net increase (decrease) in cash	99	(163)
Cash, beginning	1,211	1,374
Cash, ending	$ 1,310	$ 1,211
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 14,798	$ 2,111
Income taxes	$ -	$ 1,053

See Notes to Financial Statements.

Berwyn Financial Services Corp.

Notes to Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Description of Business: Berwyn Financial Services Corp. (the "Company") is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies is as follows:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business, to be cash equivalents.

Restricted Cash: Restricted cash is comprised of funds on deposit with a clearing organization.

Investments: Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at fair value as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statement of operations.

Commissions and Fees: Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

Equipment and Depreciation: The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Description of the Business and Summary of Significant Accounting Policies (Continued)

Concentrations of Risk: Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Note 2. Related Parties

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the "Funds"). The Funds are managed by a related party. Commissions generated from transactions with the Funds represent approximately 37% of the total commissions revenue of the Company in 2006 and 56% of total commissions revenue in 2005.

The Company provides investment advisory services which are managed, on behalf of the Company, by a related party. The Company pays the related party a management fee based on 85% of the advisory fees earned by the Company.

The Company leases furnished office space from an affiliate on a month-to-month basis. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,020.

Employees are compensated by the Company, as well as an affiliate, based upon actual time worked.

Transactions with these related entities were as follows:

	2006	2005
Commissions revenue earned as a result of transactions with related party	$ 140,910	$ 308,694
Management fee expense	$ 25,642	$ 23,945
Rent and personnel expenses	$ 30,959	$ 27,562
Accounts payable at December 31	$ 9,218	$ 8,831

Note 3. Investments

Investments consist of mutual fund holdings in the Funds, carried at quoted market values as follows:

	2006	2005
The Berwyn Fund	$ 158,311	$ 163,036
Berwyn Income Fund	128,394	123,898
Berwyn Cornerstone Fund	59,497	52,705
	$ 346,202	$ 339,639

Note 4. Line of Credit

Under an agreement with National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The loan is collateralized by the investments described in Note 3. Interest is paid monthly at a variable rate. At December 31, 2006 and 2005, the interest rate on the margin account was 8.75% and 7.75%, respectively.

Note 5. Income Taxes

Income tax benefit consists of the following:

		2006		2005
Deferred benefit:				
Federal	$	(9,300)	$	(14,600)
State		(6,400)		(9,600)
	$	(15,700)	$	(24,200)

The Company has Federal and state net operating loss carryforwards of approximately $200,000 which expire at various dates through 2026.

Deferred taxes arise because of differences between financial statement accounting and tax accounting, known as "temporary differences." The tax effect of these temporary differences are recorded as "deferred income tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred income tax liabilities" (generally items for which the Company received a tax deduction, but which have not yet been recorded in the statement of operations).

The tax effects of the major items recorded as deferred tax assets and (liabilities) are:

		2006		2005
Net operating loss	$	50,400	$	33,000
Unrealized investment gains		(15,700)		(14,000)
Net deferred income tax asset (liability)	$	34,700	$	19,000

These deferred tax assets and liabilities, offset by tax jurisdiction, are in the following balance sheet captions:

		2006		2005
Deferred income tax asset	$	50,400	$	33,000
Deferred income tax liability		(15,700)		(14,000)
Net deferred income tax asset (liability)	$	34,700	$	19,000

Note 6. Profit Sharing Plan

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $40,902 in 2006 and $63,028 in 2005. Participants vest 50% after one year and are fully vested after two years.

Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 the Company had net capital of $121,557 which was $116,557 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1 as of December 31, 2006.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 15, 2007

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Berwyn Financial Services Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net capital		
Total ownership equity from balance sheet	$	243,687
Less ownership equity represented by trades at year end		992
Net capital per Form X-17A-5 (Focus Report)		242,695
Deductions:		
Non-allowable assets:		
Other receivables		(8,845)
Equipment		(1,124)
Prepaid expenses and taxes		(8,839)
Deferred tax asset		(50,400)
		(69,208)
Net capital before haircuts on securities positions		173,487
Haircuts on securities positions		(51,930)
Net capital	$	121,557
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	10,395
Accrued profit sharing expense		40,902
Total aggregate indebtedness	$	51,297
Minimum net capital required	$	5,000
Excess net capital at 1,500 percent	$	116,557
Excess net capital at 1,000 percent	$	116,427
Ratio: aggregate indebtedness to net capital		.42:1

There are no material differences between the information on this schedule and the information included in the unaudited Part II A of Form X-17A-5 (Focus Report) as of December 31, 2006, as amended.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Berwyn Financial Services Corp. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 15, 2007

END